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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                          COMMISSION FILE NUMBER
                                                                 0-21523

                           NOTIFICATION OF LATE FILING

(Check One):  [X]Form 10-K [  ]Form 11-K  [  ]Form 20-F  [  ]Form 10-Q
              [ ]Form N-SAR

              For Period Ended: 12/31/99

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above identify the items(s) to which the notification relates:


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                                     PART I

                             REGISTRANT INFORMATION

Virginia Gas Company
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Full Name of Registrant


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Former Name if Applicable

200 East Main Street
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Address of Principal Executive Office (Street and Number)

Abingdon, Virginia  24210
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City, State and Zip Code


                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |    (a)  The reasons described in reasonable detail in Part III of
         |         this form could not be eliminated without unreasonable
         |         effort or expense;
         |
         |    (b)  The subject annual report, semi-annual report, transition
         |         report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
         |         or portion thereof will be filed on or before the 15th
         |         calendar day following the prescribed due date; or the
   [X]   |         subject quarterly report or transition report on Form 10-QSB,
         |         or portion thereof will be filed on or before the fifth
         |         calendar day following the prescribed due date; and
         |
         |    (c)  The accountant's statement or other exhibit required by
         |          Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed with the prescribed time period. (Attach extra sheets if needed.)

The Company has waited to file its 10-K until the end of the period within which it is due in order to be as complete as possible in describing the status of certain matters within the control of third parties affecting the Company. Factual developments relating to these matters have been in


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process for the past several days and reached resolution after 3:00 p.m. on the filing due date. Due to the time needed to revise the Company's prior draft and edgarize the revised filing, it became impossible to complete the filing process by the deadline. The Company expects the filing to be completed and filed within the time allowed by rule 12b-25.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         William L. Clear          540               676-2380
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             (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Virginia Gas Company
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                  (Name of Registrant as Specified in Charter)

Date 03/31/00                          By /s/  William L. Clear
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                                               William L. Clear